UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   John F Drake
   Fairlane Plaza South
330 Town Center Drive
Suite 1100
   MI, Dearborn 48126-2712
2. Issuer Name and Ticker or Trading Symbol
   CMS Energy Corporation (CMS)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   12/31/2002
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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 Common Stock (CMS) |      |      |    | |                  |   |           |16401 1            |D     |                           |
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 Common Stock (CMS) |12/31/|1/29/ |J   |V|418               |A  |           |4522               |I     |401(k)                     |
                    | 2002 |2003  |2   | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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Emp Stock Opt|        |       |      |    | |           |   |     |     | Common Stoc|       |       |2225        |D  |            |
ions-1997    |        |       |      |    | |           |   |     |     |k (CMS)     |       |       |            |   |            |
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Emp Stock Opt|        |       |      |    | |           |   |     |     | Common Stoc|       |       |4000        |D  |            |
ions-1998    |        |       |      |    | |           |   |     |     |k (CMS)     |       |       |            |   |            |
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Emp Stock Opt|        |       |      |    | |           |   |     |     | Common Stoc|       |       |10000       |D  |            |
ions-1999    |        |       |      |    | |           |   |     |     |k (CMS)     |       |       |            |   |            |
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Emp Stock Opt|        |       |      |    | |           |   |     |     | Common Stoc|       |       |8400        |D  |            |
ions-2000    |        |       |      |    | |           |   |     |     |k (CMS)     |       |       |            |   |            |
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Emp Stock Opt|        |       |      |    | |           |   |     |     | Common Stoc|       |       |10000       |D  |            |
ions - 2002  |        |       |      |    | |           |   |     |     |k (CMS)     |       |       |            |   |            |
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Emp Stock Opt|        |       |      |    | |           |   |     |     | Common Stoc|       |       |10000       |D  |            |
ions-2001    |        |       |      |    | |           |   |     |     |k (CMS)     |       |       |            |   |            |
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Employee Stoc|        |       |      |    | |           |   |     |     | Common Stoc|       |       |16000       |D  |            |
k Options - 2|        |       |      |    | |           |   |     |     |k (CMS)     |       |       |            |   |            |
002          |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock|1-for-1 |12/31/ |1/29/ |J   |V|5          |A  |     |     | Common Stoc|5      |$0     |77          |I  |Deferred Sal|
 Units       |        |2002   |2003  |3   | |           |   |     |     |k (CMS)     |       |       |            |   |ary Savings |
             |        |       |      |    | |           |   |     |     |            |       |       |            |   |Plan        |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Total includes 13,750 shares of Restricted Stock of which 13,000 shares are nominal. (The actual number of nominal shares received will be determined by the passage of time and the achievement of performance objectives under CMS Energy Corporation's P erformance Incentive Stock Plan.)
2. Shares acquired during 2002 at various dates and prices pursuant to the Corporation's 401(k) plan.
3. These units are considered phantom stock held pursuant to the Deferred Salary Savings Plan of CMS Energy Corporation and were acquired on various dates in 2002 at prices ranging from $5.79 to $24.62 per share.
SIGNATURE OF REPORTING PERSON
John F Drake
John F. Drake (By S. K. Smith or M. D. VanHemert, per Pwr of Atty filed with the SEC)